U.S. SECUR ION

13025002

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC
Mail Processing
Section
MAR 5 - 2013
Washington DC
400

KH 3/9

**ANNUAL AUDITED REPORT FORM X-17A-5 PART III**

| SEC FILE NO. |
| --- |
| 8-67486 |

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New name: BB+T Securities LLC

**Clearview Correspondent Services, LLC**

| Official Use Only |
| --- |
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

8006 Discovery Drive, Suite 400
(No. and Street)

| Richmond | Virginia | 23229 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley, Chief Financial Officer — 804-649-3965
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name – if individual, state last, first, middle name)*

PricewaterhouseCoopers LLP

| 214 N. Tryon | St. Suite 3600 | Charlotte | North Carolina | 28202 |
| --- | --- | --- | --- | --- |
| (ADDRESS) | Number and Street | City | State | Zip Code |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

DD 5/1/13
KH 5/13

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

# Oath or Affirmation

I, Randall B. Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Clearview Correspondent Services LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall B. Saufley
Chief Financial Officer

Notary Public 233212 Expires: 9/30/2015

This report** contains (check all applicable boxes):



*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Report of Independent Auditors

To the Board of Managers and Member of
Clearview Correspondent Services, LLC
(a wholly-owned subsidiary of BB&T Corporation):

We have audited the accompanying financial statements of Clearview Correspondent Services, LLC which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended.

## *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## *Auditor's Responsibility*

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clearview Correspondent Services, LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

*PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 3600, Charlotte, NC 28202*
*T: (704) 344 7500, F: (704) 344 4100*, www.pwc.com/us

pwc

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2013

## Clearview Correspondent Services, LLC
**(a wholly-owned subsidiary of BB&T Corporation)**
## Statement of Financial Condition
## December 31, 2012

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 3,507,118 |
| Cash segregated under federal regulations | | 34,688,311 |
| Securities owned, pledged, at fair value | | 949,582 |
| Securities borrowed | | 150,900 |
| Receivables from brokers, dealers and clearing organizations | | 45,719,741 |
| Receivables from customers | | 117,221,576 |
| Receivables from affiliate correspondents | | 16,358,100 |
| Receivable from Parent | | 1,655,407 |
| Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $580,840) | | 466,254 |
| Goodwill | | 3,446,900 |
| Deferred tax assets | | 482,497 |
| Other assets | | 1,509,706 |
| Total assets | $ | 226,156,092 |
| **Liabilities and member's equity** | | |
| Short-term borrowing with affiliate | $ | 45,500,719 |
| Payables to brokers, dealers and clearing organizations | | 47,314,658 |
| Payables to customers | | 62,276,728 |
| Payables to affiliate correspondents | | 787,786 |
| Payables to fully-disclosed correspondents | | 619,991 |
| Accrued expenses, compensation and other liabilities | | 23,620,266 |
| Total liabilities | | 180,120,148 |
| **Member's equity** | | |
| Member's equity | | 46,035,944 |
| Total liabilities and member's equity | $ | 226,156,092 |

The accompanying notes are an integral part of these financial statements.